UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-40408

Global-E Online Ltd.

(Translation of registrant’s name into English)

9 HaPsagot St.,

Petah-Tikva 4951041, Israel

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

EXPLANATORY NOTE

On June 4, 2026, Global-E Online Ltd. (the “Company”) issued a press release titled “Global-e Announces Board Authorization of $500 Million Share Repurchase Program”. A copy of the press release is furnished as Exhibit 99.1 herewith.

The Form 6-K and related exhibits are hereby incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-256403 and File No. 333-264156).

EXHIBIT INDEX

The following exhibit is furnished as part of this Form 6-K:

Exhibit	Description
99.1	Press release dated June 4, 2026 titled “Global-e Announces Board Authorization of $500 Million Share Repurchase Program”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Global-E Online Ltd.
(Registrant)

By:	/s/ Amir Schlachet
Name:	Amir Schlachet
Title:	Chief Executive Officer

Date: June 4, 2026

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